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                                                                    EXHIBIT 99.8


                              [BALDWIN LETTERHEAD]

                              BALDWIN NEWS RELEASE

CONTACTS: Perry Schwartz                               Joel Pomerantz
          Baldwin Piano                                The Dilenschneider Group
          (513) 576-4518                               (212) 922-0900

                  BALDWIN PIANO REPORTS SECOND-QUARTER RESULTS

          CORE MUSIC SALES UP 17% BEFORE ADDITION OF CONSIGNMENT SALES

     MAJOR STRUCTURAL IMPROVEMENTS IN MANUFACTURING WILL BENEFIT SECOND HALF

     LOVELAND, OH, July 23, 1997 -- Baldwin Piano and Organ Company (NASDAQ:BPAO) today announced second-quarter net income of $1,642,000, or 48 cents per share, compared with $750,000, or 22 cents per share, a year ago.

     Baldwin's previously disclosed decision to phase-out its consignment inventory program* accelerated sales and reduced inventory, adding $2.3 million, or 67 cents per share, to second-quarter net income. This gain was partially offset by a non-recurring after-tax charge of $1,035,000, or 30 cents per share, related to the sale of Baldwin's church organ business and associated work force reductions.

     Second-quarter sales rose 62 percent to $42,404,000, including $12,690,000 of sales related to the phase-out of consignment. A year ago, Baldwin reported total second-quarter sales of $26,139,000. Measured before the impact of consignment, total second-quarter sales rose 14 percent. Baldwin said it expects to recognize approximately $5 million of additional consignment-related sales in the third quarter.

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* Under Baldwin's traditional consignment inventory program, Baldwin pianos in the dealer's possession remain part of Baldwin's inventory until actually sold by the dealer. As dealers opt out of consignment in favor of more traditional financing, all Baldwin stock in the dealer's possession is immediately sold to the dealer, creating a large catch-up adjustment on Baldwin's books to record the sale.


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     For the first half of 1997, Baldwin reported net income of $1,888,000, or
55 cents per share, on sales of $69,714,000. A year ago, the company reported first-half net income of $1,434,000, or 42 cents per share, on sales of $53,286,000.

     Coming late in the second quarter, the phase-out of Baldwin's consignment program did not produce a reduction in debt as of June 30, 1997. As of July 22, 1997, however, debt was approximately $12 million less than at the end of the second quarter.

     Before adjustment for consignment, second-quarter sales for the company's core acoustic and digital music businesses rose a solid 17 percent, turning in the strongest quarterly sales performance in more than two years. After a flat first quarter, sales for Baldwin's contract electronics business rose 22 percent versus a year ago. Higher sales for the company's core music and contract electronics businesses were offset, in part, by significantly lower sales in contract music and contract furniture, two lower-margin businesses Baldwin decided to exit in the second quarter of 1996.

     "The continuing strength in piano sales and contract electronics and a very healthy financing business continue to move Baldwin in the right direction," said Karen L. Hendricks, president, chairman and chief executive officer. "While margins in our music business will not begin to feel the positive impact of our ongoing cost reduction initiatives until the second half, we have already taken out several million dollars of annualized costs and a number of additional opportunities have yet to be tapped.

     "The phase-out of consignment as our primary means of dealer financing included a third-party financing program that lowers financing costs for nearly all our dealers and frees up our sales force to help dealers


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grow and strengthen their Baldwin business," she said. "We expect a more aggressive marketing effort and some of the industry's most innovative new products to enable us to sustain growth and continue to expand our share of the market."

     Ms. Hendricks added, "In June, our shareholders gave us a resounding mandate to fulfill the promise of our strategic plan by voting overwhelming to re-elect the full Baldwin board of directors, putting an end to a distracting and costly proxy fight. While Baldwin's corporate bylaws clearly allow for such challenges, shareholders should also be aware that such actions impost a cost, since the company must retain lawyers, bankers, proxy solicitors, election monitors and other professionals to respond to such challenges. For example, since the proxy contest began, we estimate that Baldwin has incurred related costs of approximately 10 cents per share -- a very considerable sum for a company of Baldwin's size."

     Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products for 135 years and has been providing consumer financing for its investments for nearly a century. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                      (Condensed Income Statement Attached)


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                 BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                        CONSOLIDATED SUMMARY OF EARNINGS
                  (IN THOUSANDS, EXCEPT NET EARNINGS PER SHARE)

                                       THREE MONTHS ENDED       SIX MONTHS ENDED
                                            JUNE 30,                JUNE 30,
                                      --------------------    --------------------
                                        1997        1996        1997        1996
                                      --------    --------    --------    --------
Net sales                             $ 42,404      26,139      69,714      53,286
Cost of goods sold                      34,251      20,219      56,785      42,091
                                      --------    --------    --------    --------
     Gross profit                        8,153       5,920      12,929      11,195
Interest income on
     installment receivables (1)         2,098       1,815       4,225       3,583

Other operating income, net                687         947       1,421       1,806

Selling, general and administrative     (7,440)     (6,826)    (13,897)    (13,152)

Interest expense                          (860)       (657)     (1,656)     (1,182)
                                      --------    --------    --------    --------
     Earnings before income taxes        2,638       1,199       3,022       2,250

Income taxes                               996         449       1,134         816

  Net earnings                        $  1,642    $    750    $  1,888    $  1,434
                                      ========    ========    ========    ========
Net earnings per share                $   0.48    $   0.22    $   0.55    $   0.42
                                      ========    ========    ========    ========
Average number of
     shares outstanding                  3,428       3,419       3,427       3,417
                                      ========    ========    ========    ========

(1) Baldwin's adoption of FAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, by its Keyboard Acceptance unit (KAC) resulted in additional pre-tax revenue of $325,000 and $650,000, respectively, for the second quarter and first half of fiscal 1997. FAS 125 was not applicable to fiscal 1996 and earlier periods.